

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

Yong Hu
Chief Executive Officer
Jianzhi Education Technology Group Co Ltd
27/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People's Republic of China

> **Re: Jianzhi Education Technology Group Co Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 23, 2021**
> **File No. 333-257865**

Dear Mr. Hu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021 letter.

Amendment No. 1 to Form F-1

Prospectus Cover Page, page i

1.   Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory

authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Prospectus Summary, page 1

4. In this section, disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide earlier in the summary the diagram of the company's corporate structure that includes the equity ownership interests for each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

5. In this section, disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign

investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC, or any other entity that is required to approve of the VIE's operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

6. In this section, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

7. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. In this section, please provide in tabular form a condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Our Challenges, page 5

8. In this summary of risk factors, expand the disclosure regarding the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your

ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 16

9. We note the recent issuance of the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion appears to contain various requirements and restrictions related to after school tutoring services, including registration as non-profit, prohibition on foreign ownership, prohibition for listed companies on raising capital to invest in businesses that teach academic subjects in compulsory education, limitations as to when tutoring services on academic subjects may be provided and new fee standards. Disclose the applicability of this Opinion to you and your business and how and when you expect to comply.

Risks Related to Our Corporate Structure
The PRC government may find that the Contractual Arrangements do not comply with applicable PRC laws and regulations . . ., page 34

10. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

11. In this risk factor you indicate that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, the PRC government could take actions that "could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations." Revise this risk factor to acknowledge that your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Jacqueline Kaufman at 202-551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services